

Mail Stop 3720

November 19, 2009

Mr. Liu Rui Sheng
President, Chief Financial Officer
Décor Products International, Inc.
No. 6 Economic Zone, Wushaliwu, Chang'an Town
Dongguan, Guangdong Province, China

> **Re: Décor Products International Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed November 17, 2009**
> **File No. 000-53272**

Dear Mr.Sheng:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,


Larry Spirgel
Assistant Director